Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE TRANSACTION

FOR THE SALE OF THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, January 14, 2019, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press releases dated October 18, 2018, November 7, 2018, December 4, 2018, and January 7, 2019 regarding a term sheet between Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) (“EPI”) and a potential buyer (the “Purchaser”) for the sale of a 74.7 acre plot in Chennai, India for a total consideration of approximately Euro 13.2 million, that EPI has granted the Purchaser until mid-February 2019, to complete the transaction. If the Purchaser defaults to do so, the Joint Development Agreement (JDA) and the Term Sheet between the parties shall be terminated, and accordingly, EPI will consider the different options available to it.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com